UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Investcorp BDC Holdings Limited
Century Yard
Cricket Square, P.O. Box 1111
Grant Cayman KY1-1102, Cayman Islands BWI
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp Credit Management US LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
907,987 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
907,987 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907,987 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp BDC Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
907,987 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
907,987 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907,987 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
SIPCO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
907,987 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
907,987 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907,987 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
907,987 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
907,987 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907,987 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D (this “Schedule 13D”) relates to beneficial ownership of certain shares of common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Issuer” or the “Company”), and amends the initial statement on Schedule 13D filed by the reporting persons on October 4, 2019 (as amended prior to the date hereof, including on October 7, 2019, December 7, 2019 and March 23, 2020, the “Prior Filing”, and as amended by this Amendment No. 4, the “Statement”).  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Filing.  Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page for IBDC.  As of the date hereof, IBDC owns 907,987 shares of Common Stock purchased in open market and private transactions.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except that IBDC purchased 399,210 shares of Common Stock from the Cyrus Funds on August 27, 2021 for $6.27 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in the Original Filing, ICM entered into separate voting agreements (the “Voting Agreements”) with (i) certain funds managed by Cyrus Capital Partners, L.P. (the “Cyrus Funds”) and (ii) Stifel Venture Corp. (“Stifel”), as well as Right of First Offer Agreements (the “ROFO Agreements”) with (i) the Cyrus Funds and (ii) Stifel.  The ROFO Agreements terminated according to their terms on December 26, 2020.  The Voting Agreements terminated according to their terms on August 30, 2021.

As a result of the termination of these arrangements, the Reporting Persons no longer may be deemed to be part of a group with the Cyrus Funds or Stifel and, as a result, the Reporting Person no longer are reporting voting or dispositive power over shares of Common Stock owned by the Cryus Funds or Stifel.

Trade Date	Entity	Purchase or Sale	Quantity	Price	Price Ranges
8/27/21	IBDC	Purchase	399,210	$6.27	Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: August 31, 2021

INVESTCORP BDC HOLDINGS LIMITED		INVESTCORP CREDIT MANAGEMENT US LLC

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: General Counsel

SIPCO HOLDINGS LIMITED		INVESTCORP S.A.

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: Attorney-in-fact